SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 28, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                         Form 20-F  X         Form 40-F
                                  -------              -------


 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                    1934.)


                            Yes                  No      X
                                  -------              -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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              CNOOC Ltd Finds New Oil Deposit in Bohai Bay Again

(Hong Kong, March 28, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that it has made a new independent discovery, Bozhong (BZ) 28-2S in the Bohai Bay with the completion of wildcat BZ28-2S-1.

The discovery well BZ28-2S-1 is located on Structure BZ28-2S in the Yellow River Mouth Sag of central southern Bohai Bay. The well hit its target depth of 2,125 meters, with water depth of about 22 meters.

The drilling activities commenced in February 2006. The well penetrated oil pay zones with total thickness of 85 meters and gas sections with total thickness of 8 meters.

Two drill stem tests were conducted over two intervals with a combined flow rate of about 1,900 barrels of oil and 2 million cubic feet of gas per day via 7.94mm and 12.7mm chokes, respectively. Further appraisal work will be conducted to evaluate the commercial value of the discovery.

Mr. Zhu Weilin, Vice President of the Company and General Manager of exploration department commented, "I am pleased to declare the exciting progress of our exploration in the Bohai Bay. It is initially estimated that BZ28-2S is one of the largest discoveries among those made in the Bohai Bay in recent years."

                                    - End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.


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                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com




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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: March 28, 2006